Exhibit 99.1

press release

ArcelorMittal cancels 60 million treasury shares

18 May 2022, 11:30 CET

ArcelorMittal (‘the Company’) announces that 60 million treasury shares have been cancelled to keep the number of treasury shares the Company holds within appropriate levels. This cancellation takes into account shares already purchased under the US$1 billion share buyback announced on 5 May 2022.

As a result of this cancellation, ArcelorMittal will have 877,809,772 shares in issue (compared to 937,809,772 before the cancellation).

Details on share buyback programs can be found at: https://corporate.arcelormittal.com/investors/equity-investors/share-buyback-program.
With reference to article 14 of the Luxembourg law and the Grand Ducal regulation of 11 January 2008, on transparency requirements for issuers of securities (‘Transparency Law’), the total number of the Company’s voting rights and capital is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on the company’s website under ‘Investors - Corporate Governance - Shareholding structure’.

ENDS
About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 16 countries. In 2021, ArcelorMittal had revenues of $76.6 billion and crude steel production of 69.1 million metric tonnes, while iron ore production reached 50.9 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit	+33 171 921 026
E-mail	investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications

Paul Weigh
Tel:	+44 20 3214 2419
E-mail:	press@arcelormittal.com